Exhibit 99.1

ITAÚUNIBANCOHOLDINGS.A.
CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230
MATERIAL FACT
ITAÚ UNIBANCO HOLDING S.A. informs its stockholders that its Board of Directors, after examining and approving the financial statements for the year ended December 31, 2020, has decided as of today, February 1, 2021, to distribute to its stockholders as payout the net amount of R$ 0.1394 for each share held, thus totaling R$ 1,361million, net of taxes, if applicable.
The Board of Directors will declare how such payout will be carried out (either as dividends or interest on capital) at an upcoming meeting, and stockholders will be paid on March 12, 2021, with such amount to be calculated based on the final stockholding position recorded on February 25, 2021.
The Board of Directors has also approved the payment on March 12, 2021 of the interest on capital already declared on November 26, 2020, in the net amount of R$ 0.054366 per share, and that declared on January 14, 2021, in the net amount of R$ 0.042636 per share.
Taking into account the dividends and interest on capital previously paid and those payable on March 12, 2021, for the year ended December 31, 2020, this amounts to R$ 0.4614 per share (net of income tax), totaling R$ 4.5 billion. The amount paid out is equivalent to 25% of Itaú Unibanco Holding’s net income for the year ended December 31, 2020, after recognition of the Legal Reserve. This percentage has been set by the Board of Directors as it noted that tier 1 capital set in 2017 is below the minimum 13.5% required by the Board of Directors itself.
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São Paulo (SP), February 1, 2021.
RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence